[Letterhead of OSG]

November 6, 2007

Amanda McManus
Branch Chief
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:	OSG America L.P.
Registration Statement on Form S-1 (File No. 333-145341)

Dear Ms McManus:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the registrant OSG America L.P. (the “Partnership”) hereby respectfully requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 2:00 p.m., Eastern Time, on Thursday, November 8, 2007, or as soon as practicable thereafter.

In connection with the foregoing request, the Partnership acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and (iii) the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As soon as the Commission has declared the Registration Statement effective, please call Andrew McIlroy of Cravath, Swaine & Moore LLP at (212) 474-1306, and send written confirmation to the addressees listed on the cover page of the Registration Statement.

Sincerely,

OSG America L.P.

by OSG America LLC, its general partner

/s/ Myles R. Itkin
Myles R. Itkin
Chief Financial Officer